
10 Startups to Watch

HAPPY GO LUCKY.

Meet 10 young bucks who are feeling the luck, feeling the pressure and feeling the love.



INDUSTRY STRONG

OTHER 10%

E-COMMERCE 20%

TECHNOLOGY 70%

PEOPLE POWER

304

total employees



60% — Lehi

10% — Orem
10% — Alpine
10% — American Fork
10% — Springville

CITY KIDS

AGE YOU LOOK

41

Average age of Startups to Watch founders.

THE FINE PRINT The Startups to Watch list is selected from a pool of applicants with less than four years of operating history. The winners and rankings were determined by BusinessQ's editorial board based on revenue, leadership teams, industry and overall potential.



NO.6 PARACHUT

FOUNDED 2016 CITY Lehi
EMPLOYEES 10 INDUSTRY Photography/Technology
WEBSITE Parachut.co
FOUNDERS Philip Niu, 38; Melissa Niu, 39
THE COMPANY *A camera equipment service with a monthly subscription.*

HAPPY GO LUCKY Oh, snap! Parachut is redefining the way photographers use equipment — and inspiring a new wave of consumerism while they're at it. The husband-wife duo leads a team of 10, has raised seed capital with Greer-Co. (led by local entrepreneur Nick Greer), and is dedicated to bettering the world through their business and their deeds. #lifesaver

#GOALS 1. "Lead the way for responsible consumerism." 2. "Continue to develop and perfect our software so that it can crossover to other industries." 3. "Use our business influence to be better humans and improve the lives of people around us."
ALL THE FEELS
TOP 3 EMOTIONS "Gratitude. Hope. Faith."
BUSINESS HAPPINESS "Working with my spouse. We're off to the gym together at 5 a.m. and are with each other on and off the entire day. Whatever we create, we create together."
BUSINESS SADNESS "A wasteful economy."
EMOTIONAL SUPPORT "We are partners in business and partners in life. We've got each other."

> "**1.** Generate *value*. **2.** Deliver *value*. **3.** Get good at *1 and 2*."
>
> BRENT THOMSON //
> NO. 4 BLIP BILLBOARDS

NO.7 RACHEL PARCELL COLLECTION

FOUNDED 2015 CITY Alpine/Bluffdale
EMPLOYEES 20 INDUSTRY Retail/Fashion
WEBSITE RachelParcell.com
FOUNDER Rachel Parcell, 28
THE COMPANY *Designer of a clothing line sold exclusively at Nordstrom.*

HAPPY GO LUCKY Over the past decade, Rachel Parcell has become an influencer icon. After she turned her blog into a thriving business, she used that money to become her own investor and launch the Rachel Parcell Collection in 2016 — a clothing line of feminine dresses. After a couple years of selling out her clothing in hours (sometimes minutes) on launch days, Parcell partnered with Nordstrom in 2019 and now her clothing line is sold exclusively at the coveted department store.
#GOALS 1. "Continue to add new categories." 2. "Connect with our customers." 3. "Provide an offering that adds value and brings joy to our customers' lives."
ALL THE FEELS
TOP 3 EMOTIONS "Passion. Excitement. Anxiety."
BUSINESS HAPPINESS "When we receive our first round of samples for each new collection it's like Christmas morning. Editorial photoshoots, right before a collection is about to launch, are also so much fun. The hard work comes full circle at those shoots."
BUSINESS FRUSTRATION "Miscommunications, or if a sketch doesn't execute in sample staging."
EMOTIONAL SUPPORT "You have grit. You just keep going. If a door closes, look for an open window."

NO.8 GLASSFROGG

FOUNDED 2019 CITY American Fork
EMPLOYEES 11 INDUSTRY Healthcare/Technology
WEBSITE GlassFrogg.com FOUNDERS Lucien Morin, 48; Jake Fackrell, 47; Bob Spencer, 47
THE COMPANY *A patent-pending technology to crowd-source medical bills.*

HAPPY GO LUCKY The medical bills will see you now. glassFROGG has a revolutionary take on a famously unpredictable industry. With medical prices all over the map, the app enables users to upload medical bills (with privacy) and offers "data" to the community at large. The goal? Drive down the prices of healthcare with transparency. Having launched just this year, glassFROGG already has 1,500+ registered users, 1,700 bills submitted, and an executive team of seasoned entrepreneurs. How's that for insurance?
#GOALS 1. "10,000 users in Utah by Dec. 31, 2019." 2. "20,000 bills uploaded by Dec. 31, 2019." 3. "Expand nationally by Dec. 31, 2020."
ALL THE FEELS
TOP 3 EMOTIONS "Passion. Excitement. Hope."
BUSINESS HAPPINESS "Creating opportunity and economic stability for those who work for me."
BUSINESS SADNESS "Emails ruin my life! Stop emailing me!"
EMOTIONAL SUPPORT "I keep my eye on a target 2-3 years out. You can't let highs and lows each week distract from where you can realistically end up in a few short years."

glassFROGG

> "**Bootstrap** as long as you can. Have a sound product-market fit. Have a *clear strategy* for growth. Be willing to pivot."
>
> LUCIEN MORIN // NO. 8 GLASSFROGG

NO.9 TYFOOM

FOUNDED 2017 CITY Springville
EMPLOYEES 7, plus 20 contractors
INDUSTRY Training/Software
WEBSITE Tyfoom.com
FOUNDER Mark Nelson, 48
THE COMPANY *A mobile productivity, training and communication platform.*

HAPPY GO LUCKY Companies are jumping on the Tyfoom train, thanks to its offerings of consistent, engaging training programs (read: not mind-numbingly boring) and enhanced productivity for employees. And from crucial safety trainings to statistics to accountability metrics to helpful alerts, Tyfoom has grown 300% in paid user growth this year.
#GOALS 1. "Transform the way companies train and communicate." 2. "Attract the brightest and best individuals to be part of the Tyfoom team." 3. "Help and inspire millions of talented people who make things happen!"
ALL THE FEELS
TOP 3 EMOTIONS "Exhilaration. Anxiety. Hope."
BUSINESS HAPPINESS "Helping team members and client partners do more, become more and be more successful."
BUSINESS FRUSTRATION "People and companies being 'too busy' to do simple things that will make them more successful."
EMOTIONAL SUPPORT "Great business partners and team – and an amazing wife and family. I love the 'hunt' of creating something that will make a difference in the world."

NO.10 LOCALFLUENCE

FOUNDED 2016 CITY Lehi
EMPLOYEES 13 INDUSTRY Technology
WEBSITE Localfluence.com
FOUNDER Scott Linford, 39; Becca Gonzalez Tomkinson, 31; Devin Despain, 31; Mike Wille, 34; Joe Turner, 44
THE COMPANY *A platform that gives brands the ability to increase their word of mouth through locals with influence.*

HAPPY GO LUCKY Word of mouth, meet 2019. Localfluence is bringing the influencer world of marketing to the masses — and it's a win for both companies and customers. The easy-to-use platform helps businesses grow their brands through authentic reviews and social posts (while customers get delicious perks). Companies like R&R Barbeque, Kneaders, Scheels, Kid-to-Kid and Goodwin Media are fans of the socially outgoing app, which expanded into three new markets and has grown by 50 percent in user redemptions over the last 12 months.
#GOALS 1. "Bring an effective and affordable way of advertising to local businesses." 2. "Grow to 1 million user base." 3. "Be in 10 new markets by the end of 2020."
ALL THE FEELS
TOP 3 EMOTIONS "Pressure. Fulfillment. Pride."
BUSINESS HAPPINESS "Those brief periods of time when all our moving parts are flowing without interruption."
BUSINESS SADNESS "Unsuccessful product launches."
EMOTIONAL SUPPORT "I try to pull out of the negative headspace. If I find myself focused on a negative situation or continually complaining, I have a little talk with myself."

> "Find a problem, *solve a problem*. Idea, sell, *develop*, sell, listen, sell, learn, sell *(and repeat)*."
>
> MARK NELSON //
> NO. 9 TYFOOM